Attachment 77H.

Changes in control of Registrant

On July 17, 2009, Claymore Group Inc., the parent of Claymore Advisors, LLC, entered into an Agreement and Plan of Merger between and among Claymore Group Inc., Claymore Holdings, LLC and GuggClay Acquisition, Inc., (with the latter two entities being wholly-owned, indirect subsidiaries of Guggenheim Partners, LLC ("Guggenheim")) whereby GuggClay Acquisition, Inc. will merge into Claymore Group Inc. which will be the surviving entity. The transaction closed on October 14, 2009. The completed merger resulted in a change of control whereby Claymore Group Inc. and its subsidiaries, including Claymore Advisors, LLC, became indirect, wholly-owned subsidiaries of Guggenheim. The transaction has not affected the services provided by Claymore Advisors, LLC to the Fund.